Exhibit 99.1

argenx presents full data from ARGX-111 Phase Ib study
in patients with advanced cancers over-expressing the MET protein at Best of ASCO Asia 2017 (Singapore)

July 7, 2017

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced that its abstract covering the complete data set from its Phase Ib study of ARGX-111 in patients with advanced cancers over-expressing the MET protein was selected as part of the Best of ASCO program at the 3rd Singapore Society of Oncology Annual Scientific Meeting in Singapore.

“The differentiated design of ARGX-111 to enhance killing of advanced tumor cells offers a really exciting approach to treating patients with MET-driven cancers,” commented Nicolas Leupin, Chief Medical Officer of argenx. “We are pleased to see preliminary anti-tumor activity and a consistently favorable safety profile, which was the goal of this expansion study. These data offer a compelling path forward to further examine in a Phase 2 study the activity of ARGX-111, which we are looking to strategically partner.”

The new data from the Phase Ib study continue to show evidence of anti-tumor activity with ARGX-111 at all dose levels and across different indications. Partial response and stable disease were observed, respectively, in one and nine of 24 heavily pretreated patients with MET-positive malignancies, both MET-gene-amplified and with MET overexpression. Treatment-emerging adverse events were reported for all patients, but none of the grade 5 toxicities were related to ARGX-111. The poster presented at Best of ASCO can be accessed from the “Downloads” section of the argenx website.

About ARGX-111

ARGX-111 was developed for the treatment of patients with certain solid tumors that overexpress c-Met, a receptor associated with tumor growth and metastasis, or tumors that are mesenchymal-epithelial transition factor, or MET, amplified. ARGX-111 employs the SIMPLE AntibodyTM, NHance® and POTELLIGENT® technologies to drive tissue penetration in the body and to increase its ability to enhance ADCC. ARGX-111 binds to c-Met with high affinity and does not cause dimerization of the c-Met receptor, which differentiates it from other, earlier attempts to direct antibodies against c-Met. Dimerization is a process which can result in receptor activation, undermining the intended therapeutic effect of antibodies blocking hepatocyte growth factor, or HGF, binding to c-Met. By blocking both HGF-dependent and independent c-Met activation, ARGX-111 is able to block c-Met receptor activation which could trigger survival, proliferation and metastasis of tumor cells. In order to further examine the activity of the product candidate in a Phase 2 study, argenx is actively looking for an appropriate collaboration partner.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. We are focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. Our ability to execute on this focus is enabled by our suite of differentiated technologies. Our SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows us to exploit novel and complex targets, and our three antibody engineering technologies are designed to enable us to expand the therapeutic index of our product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Corporate Communications Manager

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco (US IR)

Stern Investor Relations

+1 212 362 1200

beth@sternir.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy; and including statements regarding the encouraging clinical data of ARGX-111, the potential implications of these data for the future development of ARGX-111, and argenx’s advancement of, and anticipated clinical development and regulatory milestones and plans related to ARGX-111. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the final prospectus related to argenx’s initial U.S. public offering filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.